SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Filing No. 1 for the Month of February, 2003

ADB Systems International Ltd.

(formerly known as ADB Systems International Inc.)

(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

ADB SYSTEMS INTERNATIONAL LTD.

On February 19, 2003, ADB Systems International Ltd. (“ADB” or the “Company”) announced its financial results for the fourth quarter ended December 31, 2002. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures below are in Canadian dollars. As at December 31, 2002, the exchange rate was CDN $1.58 to US $1.00.

Gross revenues in the fourth quarter were $1.50 million, an increase of 20 percent when compared to the $1.26 million achieved in the third quarter of 2002, and an increase of 28 percent when compared to the $1.17 million achieved in the fourth quarter of 2001. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

ADB recorded a net loss for the period of $711,000 or $0.02 per share, an improvement of 70 percent when compared to net loss of $2.36 million in the third quarter. In its fourth quarter of 2001, ADB recorded a net loss of $12.5 million or $0.34 per share.

To comply with Canadian generally accepted accounting principles (GAAP), ADB recorded equity earnings of $1.5 million from its investment in Bid.Com.

Excluding gains and losses, both realized and unrealized, from the disposal of marketable securities, strategic investments, capital assets and recovery of assets, and equity earnings from its Bid.Com subsidiary, ADB reported a loss from operations of $2.15 million or $0.05 per share. This compares to an operating loss of $2.37 million or $0.06 per share in the third quarter of 2002 and an operating loss of $2.78 million or $0.08 per share in the fourth quarter of 2001.

Operating loss and operating expenses are not measures of performance calculated in accordance with GAAP, and may be calculated differently by other issuers. Operating loss is defined as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairment and marketable securities.

As at December 31, 2002, ADB held cash and marketable securities totaling $1.36 million.

In addition to its financial performance, the Company experienced a number of notable operating achievements in the fourth quarter, including:

•	ADB signed a letter of intent with GE Commercial Equipment Finance to launch a joint venture. The two companies plan to jointly develop and market new asset management technology solutions to customers in a broad range of industries across North America.

•	ADB was selected as the preferred bidder by the National Health Service (U.K.) to deliver an on-line procurement initiative.

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•	The Company signed a customer agreement with Kongsberg Maritime AS, one of the world’s largest and leading suppliers of marine electronic products and services, to provide on-line sourcing capabilities.

•	Following shareholder approval, the Company implemented a new plan of arrangement, including the launch of an on-line initiative with The Brick.

•	ADB received an infusion of approximately $1,040,000 in new capital, of which $540,000 was received when Stonestreet LP exercised warrants as part of a previously announced funding arrangement, and $500,000 was received from the Brick from its final installment of the previously announced plan of arrangement.

•	ADB announced a partnership with healthcare sector experts, RBT Consulting for Healthcare Technologies.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB’s products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB’s plans will be achieved.

The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein. The Company does not incorporate by reference Exhibit 2 into its Registration Statement on Form F-3 and the prospectus contained therein.

Exhibits
Exhibit 1	—	Fourth Quarter Financial Data

Exhibit 2	—	Press Release dated February 19, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: February 21, 2003	By:	/S/ MARK WALLACE
		Name:	Mark Wallace
		Title:	President